UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

APOGEE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

03770N 101

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400
West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

January 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,396,847(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,396,847(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,396,847(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON
IA

(1)	The securities include (a) 2,048,647 shares of common stock, $0.00001 par value (“Common Stock”), and (b) 3,348,200 shares of Common Stock issuable upon conversion of 3,348,200 shares of Non-Voting Common Stock, par value $0.00001 per share (the “Non-Voting Common Stock”), the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

(2)	Based on 50,674,296 shares of Common Stock outstanding as of November 6, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 277,339(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 277,339(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,339(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%(2)
14	TYPE OF REPORTING PERSON
PN

(1)	The securities include (a) 55,913 shares of Common Stock, and (b) 221,426 shares of Common Stock issuable upon conversion of 221,426 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock.

(2)	Based on 50,674,296 shares of Common Stock outstanding as of November 6, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,403,053(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,403,053(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,053(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON
PN

(1)	The securities include (a) 1,992,734 shares of Common Stock, and (b) 3,410,319 shares of Common Stock issuable upon conversion of 3,410,319 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

(2)	Based on 50,674,296 shares of Common Stock outstanding as of November 6, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Co-Invest II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSON Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,391,168(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,391,168(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,391,168(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON
IN

(1)	The securities include (a) 51,166 shares of Common Stock held directly by Mr. Harwin, (b) 2,048,647 shares of Common Stock, and (c) 3,291,355 shares of Common Stock issuable upon conversion of 3,291,355 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

(2)	Based on 50,674,296 shares of Common Stock outstanding as of November 6, 2023.

1	NAME OF REPORTING PERSON Tomas Kiselak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Slovak Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,391,168(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,391,168(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,391,168(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON
IN

(1)	The securities include (a) 51,166 shares held directly by Mr. Kiselak, (b) 2,048,647 shares of Common Stock, and (c) 3,291,355 shares of Common Stock issuable upon conversion of 3,291,355 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

(2)	Based on 50,674,296 shares of Common Stock outstanding as of November 6, 2023.

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2023 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the common stock, $0.00001 par value (“Common Stock”), of Apogee Therapeutics, Inc. (the “Company”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 221 Crescent St., Building 17, Suite 102b, Waltham, MA 02453.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund LP, a Delaware limited partnership (“Fund I”); (3) Fairmount Healthcare Fund II LP, a Delaware limited partnership (“Fund II”); (4) Fairmount Healthcare Co-Invest II LP, a Delaware limited partnership (“Co-Invest”); (5) Peter Harwin; and (6) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount Funds Management, Fund I, and Fund II are collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount Funds Management serves as investment manager for Fund I, Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Company held by Fund I, Fund II and Co-Invest. Fund I, Fund II and Co-Invest have delegated to Fairmount Funds Management the sole power to vote and the sole power to dispose of all securities held in Fund I’s, Fund II’s and Co-Invest’s portfolio, including the shares of Common Stock reported herein. Because Fund I, Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, Fund I, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount Funds Management is Fairmount Funds Management GP LLC (“Fairmount GP”). As managing members of Fairmount GP, Mr. Harwin, and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount Funds Management. Fairmount Funds Management, Fairmount GP, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount Funds Management, Fairmount GP, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)	The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through Fund I, Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.

(d)(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

On January 29, 2024, Co-Invest effected a pro rata distribution of its shares of Common Stock without additional consideration to its limited partners pursuant to a Rule 10b5-1 trading plan adopted by Co-Invest on September 29, 2023. Mr. Harwin and Mr. Kiselak each received 51,166 shares of Common Stock as a result of such pro rata distribution.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons own 9.99% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of November 8, 2023. The Reporting Persons’ securities include (a) 2,150,979 shares of Common Stock, and (b) 3,234,510 shares of Common Stock issuable upon conversion of 3,234,510 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

The percentages used in this Schedule 13D are calculated based upon 50,674,296 shares of Common Stock outstanding as of November 6, 2023. The Reporting Persons’ securities include (a) 2,150,979 shares of Common Stock, and (b) 3,234,510 shares of Common Stock issuable upon conversion of 3,234,510 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

Fairmount Funds Management is the investment manager or adviser to Fund I, Fund II and Co-Invest, and has voting and dispositive power over shares of Common Stock held on behalf of Fund I, Fund II and Co-Invest. Other than the pro rata distribution by Co-Invest as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on July 21, 2023).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of January 31, 2024.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE CO-INVEST II LP

/s/ Peter Harwin	/s/ Tomas Kiselak
Peter Harwin	Tomas Kiselak
Managing Member	Managing Member

/s/ Peter Harwin
Peter Harwin

/s/ Tomas Kiselak
Tomas Kiselak